CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 33-88442, 33-99196, 33-94974, 333-65799, 333-36159, 333-82418,
and 333-82416) and on Form S-3 (File Nos.  333-90017,  333-76614,  333-92174 and
333-102334) of Data Systems & Software Inc. of our report dated March 30, 2005 on Comverge, Inc., with respect to the consolidated balance sheets of Comverge, Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' deficit and cash flows of Comverge, Inc. and Subsidiaries for the years then ended, which report appears in Data Systems & Software Inc.'s annual report on Form 10-K for the year ended December 31, 2004.



/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
March 30, 2005